Exhibit 99.2

AMBOW EDUCATION HOLDING LTD.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
JUNE 30, 2022 AND 2023

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2022	2023
		$	$
		Note 3(a)	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	4	3,276	6,913
Restricted cash	4	4,320	5,490
Accounts receivable, net	5	1,958	3,690
Prepaid and other current assets	6	6,119	4,230
Total current assets		15,673	20,323
Non-current assets:
Property and equipment, net		274	19
Intangible assets, net		532	527
Other non-current assets	7	1,951	1,944
Operating lease right-of-use asset	14	6,842	5,946
Total non-current assets		9,599	8,436

Total assets		25,272	28,759

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2022	2023
		$	$
		Note 3(a)	Unaudited
LIABILITIES
Current liabilities:
Short-term borrowings	8	3,000	5,439
Accounts payable		2,409	1,957
Accrued and other liabilities	9	3,702	6,080
Income taxes payable		523	510
Operating lease liability, current	14	2,197	2,451
Total current liabilities		11,831	16,437
Non-current liabilities:
Operating lease liability, non-current	14	5,688	4,900
Total non-current liabilities		5,688	4,900

Total liabilities		17,519	21,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
		2022	2023
		$	$
		Note 3(a)	Unaudited
Commitments and contingencies

EQUITY
Preferred shares
($ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2022 and June 30, 2023)		—	—
Class A Ordinary shares
($ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 47,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	10	131	146
Class C Ordinary shares
($ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		13	13
Additional paid-in capital		515,182	517,031
Accumulated deficit		(507,573)	(509,768)
Accumulated other comprehensive income		—	—
Total equity		7,753	7,422
Total liabilities and equity		25,272	28,759

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,		For the three months ended June 30,
	Note	2022	2023	2022	2023
		$	$	$	$
NET REVENUES
Educational programs and services		9,724	6,097	4,955	2,728
COST OF REVENUES
Educational programs and services		(7,364)	(4,082)	(3,449)	(1,508)

GROSS PROFIT		2,360	2,015	1,506	1,220
Operating expenses:
Selling and marketing		(1,170)	(425)	(486)	(148)
General and administrative		(5,288)	(3,449)	(3,273)	(1,829)
Total operating expenses		(6,458)	(3,874)	(3,759)	(1,977)

OPERATING LOSS		(4,098)	(1,859)	(2,253)	(757)

OTHER EXPENSES
Interest expense, net		(72)	(33)	(33)	(26)
Foreign exchange loss, net		—	(9)	—	(9)
Other expenses, net		(134)	(281)	(87)	(196)
Loss on disposal of subsidiaries		(173)	—	(173)	—
Total other expenses		(379)	(323)	(293)	(231)

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS		(4,477)	(2,182)	(2,546)	(988)
Income tax benefit (expense)	12	34	(13)	34	(13)

LOSS FROM CONTINUING OPERATIONS		(4,443)	(2,195)	(2,512)	(1,001)
Loss from discontinued operations, net of income tax		(9,467)	—	(8,642)	—

NET LOSS		(13,910)	(2,195)	(11,154)	(1,001)
-Less: Net loss attributable to non-controlling interests from continuing operations		—	—	—	—
-Less: Net loss attributable to non-controlling interests from discontinued operations		(180)	—	(134)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS		(4,443)	(2,195)	(2,512)	(1,001)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS		(9,287)	—	(8,508)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(13,730)	(2,195)	(11,020)	(1,001)

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustments		(166)	—	(90)	—
Other comprehensive loss		(166)	—	(90)	—

TOTAL COMPREHENSIVE LOSS		(14,076)	(2,195)	(11,244)	(1,001)

Net loss from continuing operations per share - basic and diluted	13	(0.10)	(0.04)	(0.05)	(0.02)
Net loss from discontinued operations per share - basic and diluted		(0.20)	—	(0.18)	—

Weighted average shares used in calculating basic and diluted net loss per share	13	46,756,368	55,525,314	46,825,968	57,127,524

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
									Accumulated
		Class A Ordinary		Class C Ordinary		Additional			other	Non-
		shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
			$		$	$	$	$	$	$	$
Balance as of January 1, 2023		47,419,109	131	4,708,415	13	515,182	—	(507,573)	—	—	7,753
Issuance of ordinary shares and warrants to purchase ordinary shares	10	5,000,000	15	—	—	1,849	—	—	—	—	1,864
Net loss		—	—	—	—	—	—	(1,194)	—	—	(1,194)
Balance as of March 31, 2023		52,419,109	146	4,708,415	13	517,031	—	(508,767)	—	—	8,423
Net loss		—	—	—	—	—	—	(1,001)	—	—	(1,001)
Balance as of June 30, 2023		52,419,109	146	4,708,415	13	517,031	—	(509,768)	—	—	7,422

Balance as of January 1, 2022		41,973,276	115	4,708,415	13	514,116	556	(495,240)	1,637	70	21,267
Share-based compensation	11	—	—	—	—	31	—	—	—	—	31
Issuance of ordinary shares for restricted stock award	11	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(76)	—	(76)
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	15	15
Net loss		—	—	—	—	—	—	(2,710)	—	(46)	(2,756)
Balance as of March 31, 2022		41,985,776	115	4,708,415	13	514,147	556	(497,950)	1,561	39	18,481
Share-based compensation	11	—	—	—	—	1,006	—	—	—	—	1,006
Issuance of ordinary shares for restricted stock award	11	5,412,500	16	—	—	(16)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(90)	—	(90)
Disposal of subsidiaries (OOOK)		—	—	—	—	—	—	—	—	94	94
Capital injection from minority shareholders		—	—	—	—	—	—	—	—	7	7
Net loss		—	—	—	—	—	—	(11,020)	—	(134)	(11,154)
Balance as of June 30, 2022		47,398,276	131	4,708,415	13	515,137	556	(508,970)	1,471	6	8,344

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the six months ended June 30,
	2022	2023
	$	$
Cash flows from operating activities
Net cash used in operating activities, continuing operations	(3,246)	(2,933)
Net cash used in operating activities, discontinued operations	(2,427)	—
Cash flows from investing activities
Net cash (used in)/provided by investing activities, continuing operations	—	—
Net cash used in investing activities, discontinued operations	(11,082)	—
Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants to purchase ordinary shares	—	1,864
Proceeds from short-term borrowings	—	2,439
Proceeds from third-party loans	—	3,450
Net cash provided by financing activities, continuing operations	—	7,753
Net cash provided by financing activities, discontinued operations	2,536	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(78)	(13)

Net change in cash, cash equivalents and restricted cash	(14,297)	4,807

Cash, cash equivalents and restricted cash at beginning of periods	32,389	7,596

Cash, cash equivalents and restricted cash at end of periods	18,092	12,403
Less: Cash, restricted cash and cash equivalents of discontinued operations	16,874	—
Cash, cash equivalents and restricted cash at end of year from continuing operations	1,218	12,403

Supplemental disclosure of cash flow information
Income tax paid	—	(27)
Interest paid	—	(74)
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	67	—
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	141	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	43	129

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.	Background

The accompanying condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (hereafter referred to as the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group.”

2. LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2023, the Group’s consolidated current assets exceeded its consolidated current liabilities by $ 3,886. The Group’s consolidated net assets were $ 7,422 as of June 30, 2023.

The Group’s principal sources of liquidity have been cash provided by operating activities, bank borrowings, third-party loans, and ordinary share issuances. The Group had net cash used in operating activities from continuing operations of $ 3,246 and $ 2,933 for the six months ended June 30, 2022 and 2023, respectively. As of June 30, 2023, the Group had $ 6,913 in unrestricted cash and cash equivalents.

The Group’s operating results for future periods are subject to numerous uncertainties, and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenues and/or manage cost and operating expenses in line with revenue forecasts, the Group may not be able to achieve profitability.

The Group believes that available cash and cash equivalents, short-term investments available for sale and short-term investments held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued, and the Group has prepared the condensed consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations, and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead, and other operating expenses and seeking to further dispose of non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Risks and Uncertainties

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, on April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer has been completed. The College provided academic, support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The accompanying condensed consolidated financial statements of the Group have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2022 Annual Report filed with the SEC on April 27, 2023. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

b.	Foreign currency translation

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States, is US$. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

Historically, we presented our financial results in Renminbi. Starting from January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollars since a majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the underlying operations would better illustrate our results of operations for each period. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this interim report.

c.	Revenue recognition

The Group’s revenue is generated from delivering educational programs and services.

Contract Balances

The transferred control of promised services to customers results in the Group’s unconditional rights and conditional consideration receivable on passage of time. There were no contract assets as of December 31, 2022 and June 30, 2023.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of tuition received in advance from students. As of December 31, 2022 and June 30, 2023, the Group’s deferred revenue amounted to nil for both periods.

d.	Allowance for doubtful accounts

Management used an expected credit loss model under ASC 326 for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	December 31, 2022	June 30, 2023
	$	$
		Unaudited
Cash and cash equivalents	3,276	6,913
Restricted cash (Note i)	4,320	5,490
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	7,596	12,403

(Note i) Restricted cash required by the Department of Education and the deposits necessary to secure lines of credit from financial institutions.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31, 2022	June 30, 2023
	$	$
		Unaudited
Accounts receivable	3,063	5,012
Less: Allowance for doubtful accounts	(1,105)	(1,322)
Accounts receivable, net	1,958	3,690

Allowance for doubtful accounts of $ 908 and $ 318 was provided during the six months ended June 30, 2022 and 2023, respectively. Allowance for doubtful accounts in $ 4 and $ 101 was written off during the six months ended June 30, 2022 and 2023, respectively.

6. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of
	December 31, 2022	June 30, 2023
	$	$
		Unaudited
Receivables for third-party acquisitions (Note i)	6,000	4,000
Prepayments to suppliers	103	208
Loans to third parties	6	6
Others	10	16
Total	6,119	4,230

(Note i) Representing consideration receivable from the disposal of Ambow China after $8.0 million has been received as of June 30, 2023, and the remaining balance of $4.0 million has been received before the issuance of the condensed consolidated financial statements.

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of
	December 31,2022	June 30,2023
	$	$
		Unaudited
Long-term restricted cash (Note i)	1,714	1,714
Long-term lease deposits	194	194
Others	43	36
Total	1,951	1,944

(Note i) It includes cash in collateral bank accounts for the issuance of letters of credit.

8. SHORT-TERM BORROWINGS

The following table sets forth the loan agreements of short-term borrowings from banks:

			Amount	Annual	Repayment
Date	Borrower	Lender	($)	Interest Rate	Due Date
October 11, 2022	Ambow Education Inc.	Cathy Bank	1,500	4.46%	October 11, 2023
November 14, 2022	Ambow Education Inc.	EAST WEST BANK	1,500	2.50%	November 14, 2023
January 6, 2023	Ambow Education Inc.	EAST WEST BANK	2,439	2.50%	January 6, 2024

In 2022 and January 2023, the Group pledged its restricted cash amount of $ 5,439 to obtain a line of credit of $ 5,439 from Cathy Bank and EAST WEST BANK, respectively. Refer to Note 4-Cash, Cash Equivalents and Restricted Cash.

On October 11, 2022, the Group received a loan from Cathy Bank in the amount of $ 1,500 with a maturity date of October 11, 2023, and bearing interest at 4.46% per annum. On November 14, 2022, the Group received a loan from EAST WEST BANK in the amount of $ 1,500 with a maturity date of November 14, 2023, and bearing interest at 2.50% per annum, and the loan has been fully repaid before the issuance of the condensed consolidated financial statements. On January 6, 2023, the Group received a loan from EAST WEST BANK in the amount of $ 2,439 with a maturity date of January 6, 2024, and bearing interest at 2.50% per annum. The pledge shall be terminated once all borrowings are repaid, and pledge cancellation registration procedures are completed.

9. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	As of
	December 31, 2022	June 30, 2023
	$	$
		Unaudited
Accrued payroll and welfare	858	663
Payable for purchase of equipment and services	387	231
Receipt in advance	10	4
Amounts due to students	1,576	1,512
Loans from third parties (Note i)	700	3,450
Others	171	220
Total	3,702	6,080

(Note i) The loans from third-party providers have been fully repaid before the issuance of the condensed consolidated financial statements.

10. ORDINARY SHARES

The addition of ordinary shares during the six months ended June 30, 2023 came from a registered public offering in February 28, 2023.

On February 28, 2023, the Company completed the issuance of 2,500,000 ADSs (representing 5,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS and an accompanying warrant to purchase of 1,000,000 ADSs (representing 2,000,000 Class A Ordinary Shares of the Company) at a purchase price of $0.80 per ADS, in a private placement. The net proceeds from the private placement, after deducting the offering expenses, totaled $1,849, of which $1,449 was allocated to the ordinary shares and $400 to the warrants, respectively. The Company classified the warrant in each of the aforementioned issuances on its consolidated balance sheets as equity, and valued the respective warrant issued in conjunction with private placements using the Black-Scholes model.

11. SHARE-BASED COMPENSATION

Amended and Restated 2010 Equity Incentive Plan

On June 1, 2010, the Group adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically ten years after its adoption. On December 21, 2018, the Group amended and restated the 2010 Plan, or the “Amended and Restated 2010 Plan”, which became effective upon the approval from the Board of Directors and shareholders. The plan will continue in effect for ten years from the date adopted by the Board, unless terminated earlier under section 18 of the plan.

Restricted stock awards

On November 22, 2018, the Board of Directors approved to grant 200,000 Class A ordinary shares of the restricted stock to senior employees of the Group. Twenty-five percent of the awards vested on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to the participant’s continuing service of the Group through each vesting date. In the six months ended June 30, 2023 and 2022, nil and 25,000 shares of restricted stock were vested, respectively.

On May 27, 2022, the Board of Directors approved the grant of 200,000 fully vested Class A ordinary shares of the restricted stock to a consultant as consideration for its service rendered.

On June 30, 2022, the Board of Directors approved the grant of 5,200,000 fully vested Class A ordinary shares of the restricted stock to senior employees of the Group for their services rendered in the past years.

The Group recorded share-based compensation expenses of $ 1,037 and nil in general and administrative expenses for the restricted stock awards for the six months ended June 30, 2022 and 2023, respectively. The unrecognized share-based compensation expenses were amounting to nil as of June 30, 2023.

12. TAXATION

a.	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

U.S.

Significant components of the provision for income taxes on earnings for the six months ended June 30, 2022 and 2023 are as follows:

	Six months ended June 30,
	2022	2023
	$	$
	Unaudited	Unaudited
Current:	34	(13)
Deferred:	—	—
Provision for income tax expenses	34	(13)

Reconciliation between total income tax expense and the amount computed by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2022	2023
	%	%
	Unaudited	Unaudited
Weighted average statuary tax rate	21%	21%
States taxes, net of federal benefit	7%	7%
Tax effect of non-deductible expenses	—%	—%
Tax effect of non-taxable income	—%	—%
Changes in valuation allowance	(28)%	(29)%
Effective tax rate	—%	(1)%

13. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Six months ended June 30,
	2022	2023
	$	$
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted net loss per share from continuing operations	(4,443)	(2,195)
Numerator for basic and diluted net loss per share from discontinued operations	(9,287)	—
Denominator:
Denominator for basic and diluted net loss per share weighted average ordinary shares outstanding	46,756,368	55,525,314

Basic and diluted net loss per share from continuing operations	(0.10)	(0.04)
Basic and diluted net loss per share from discontinued operations	(0.20)	—

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the six months ended June 30, 2022 and 2023. Diluted loss per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during six months ended June 30, 2022 and 2023.

14. LEASES

The Group has operating leases for classrooms, dormitories, and corporate offices.

The components of lease expense were as follows:

	Six Months ended June 30,
	2022	2023
	$	$
	Unaudited	Unaudited
Operating lease expense	2,470	1,171

Supplemental cash flow information related to leases was as follows:

	Six Months ended June 30,
	2022	2023
	$	$
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,829	809

Supplemental balance sheet information related to leases was as follows:

	Six Months ended June 30,
	2022	2023
	Unaudited	Unaudited
Weighted-average Remaining Lease Term
Operating leases	6.70 Years	2.67 Years
Weighted-average Discount Rate
Operating leases	4.26%	4.25%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2022 and 2023, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2022 and 2023, respectively.

As of June 30, 2023, maturities of lease liabilities were as follows:

Amount
$
Unaudited
For the six months ending December 31, 2023 (remaining)	2,449
For the year ending December 31,
2024	2,548
2025	2,294
2026	441
2027	8
Total lease payments	7,740
Less: interest	(389)
Total	7,351
Less: current portion	(2,451)
Non-current portion	4,900

As of June 30, 2023, the Group had no material operating or finance leases that had not yet commenced.

15. SUBSEQUENT EVENTS

Ambow received a continued listing deficiency notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) dated September 21, 2023, stating that the Company’s securities had been selling for a low price per share for a substantial period of time and the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”). NYSE American staff determined that Ambow’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement no later than March 21, 2024. The Company intends to complete a reverse stock split in order to regain compliance with the NYSE American’s continued listing standards set forth in the Company Guide in a timely manner. The Company has evaluated subsequent events through November 28, 2023, the date of issuance of these condensed consolidated financial statements, other than disclosed above, the Company does not identify any events with material financial impact on the Company’s condensed consolidated financial statements.